

05041417

SEC ... ISSION

... D.C. 20549

AM 3/24/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 02 2005
1086

SEC FILE NUMBER
8- 48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56 TH STREET
(No. and Street)

NY (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R.K. AUFHAUSER 212 246 0205 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY, CPA
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE, DEER PARK 11729
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. K. Aufhauser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aufhauser Securities, Inc., as of Dec. 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. K. Aufhauser
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES INC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

MICHAEL DAMSKY, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Road
Deer Park, New York 11729
(631) 595-2073

Aufhauser Securities Inc.
New York, New York

Gentlemen:

I have examined the balance sheet of Aufhauser Securities Inc. as of December 31, 2004, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial position of Aufhauser Securities Inc. as of December 31, 2004 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission.

Also, I have examined the supplementary schedules on page 8 to 10 and, in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY, C.P.A.
Certified Public Accountant
Deer Park, New York
February 25, 2005

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current Assets:	
Cash and Cash Equivalents	$1,080,925
Due from Broker	150,118
Securities	26,541
	$1,257,584

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Due to Broker	$ 761
Short Securities	5,200
Taxes Payable	102,955
Accrued Expenses	143,693
Total Liabilities	252,609
Stockholders' Equity:	
Common Stock - no par value: 200 shares authorized, 70 shares issued and outstanding	30,000
Paid-In Capital	480,000
Retained Earnings	494,975
	1,004,975
	$1,257,584

"See Accompanying Notes and Accountants' Report"

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2004

Revenue:	
Commissions	$1,735,843
Other Income	252,017
	1,987,860
Expenses	1,738,234
Income before Income Taxes	249,626
Income Taxes:	
Federal Income Tax	63,139
New York State & City	41,679
	104,818
Net Profit (Loss)	144,808
Retained Earnings - Beginning of the year	350,167
Retained Earnings - End of the year	$ 494,975

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:	
Net Income	$144,808
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	137,292
Increase (Decrease)in Due to Broker	(101,475)
Decrease in Prepaid Taxes	822
(Decrease)Increase in Taxes Payable	95,430
Increase(Decrease) in Accrued Expenses	79,479
Net cash used for operating activities	356,356
Cash Flows from Investing Activities:	
Sales of Securities	3,235
Net cash provided by (used for)investing activities	3,235
Net increase in cash	359,591
Cash at beginning of year	721,334
Cash at end of year	$1,080,925

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid In Capital	Retained Earnings
Balance at January 1, 2004	$ 30,000	$480,000	$350,167
Net Income	-	-	144,808
Balance at December 31, 2004	$ 30,000	$480,000	$494,975

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Note 1 - ORGANIZATION: Aufhauser Securities Inc. (the Company) is a Broker/Dealer. It is owned by its President, Keith Aufhauser.

Note 2 - SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

The Company clears its customer accounts through another member broker.

Income taxes are provided for in the period in which the related transactions enter into the determination of net income.

Securities are carried at market value.

Note 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission and National Futures Association's Uniform Net Capital Rule. Under these rules, the minimum net capital requirement is $250,000. At December 31, 2004 the Company's Net Capital was $731,376 in excess of the required Net Capital.

Note 4 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker dated January 15, 1996, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

SUPPLEMENTARY INFORMATION

EXPENSES

YEAR ENDED DECEMBER 31, 2004

Clearing Charges	$ 299,800
Salaries	733,851
Regulatory Fees	14,326
Operations	690,257
	$1,738,234

"See Accompanying Notes and Accountants' Report"

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2004

1.	Total Ownership Equity	$1,004,975
2.	Less: Non Allowable Assets	-
		1,004,975
3.	Add: Subordinated Liabilities	-
		1,004,975
4.	Less: Haircuts on Securities	23,599
5.	Net Capital	$ 981,376

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

YEAR ENDED DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum Net Capital required - (6 2/3% Aggregate Indebtedness)	$ 16,503
2.	Minimum Dollar Net Capital Requirement computed in accordance with SEC rules	250,000
3.	Net Capital Requirement	250,000
4.	Net Capital	981,376
5.	Excess Net Capital	$731,376

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total Liabilities	$252,609
7.	Non Aggregate Indebtedness Liabilities	5,200
		$247,409

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2004

Audited Net Capital	$981,376	
Net Capital per Focus Part IIA	$971,596	
Difference		9,780
Reverse old Outstanding check	$ 2,178	
Reduction in Accrued Expenses	4,935	
Tax Accrual	2,710	
Additional Haircut	(43)	
	$ 9,780	

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 25,2005

Aufhauser Securities Inc.
New York, New York

Gentlemen:

I have examined the Financial Report of Aufhauser Securities Inc. as required by the Commodities Futures Trading Commission regulations as of December 31, 2004 and have issued a report thereon dated February 25, 2005. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2004 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Regulation 1.16 of the Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY
Certified Public Accountant
Deer Park, New York
February 25, 2005

AUFHAUSER SECURITIES INC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

MICHAEL DAMSKY, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Road
Deer Park, New York 11729
(631) 595-2073

Aufhauser Securities Inc.
New York, New York

Gentlemen:

I have examined the balance sheet of Aufhauser Securities Inc. as of December 31, 2004, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial position of Aufhauser Securities Inc. as of December 31, 2004 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission.

Also, I have examined the supplementary schedules on page 8 to 10 and, in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY, C.P.A.
Certified Public Accountant
Deer Park, New York
February 25, 2005

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current Assets:

Cash and Cash Equivalents	$1,080,925
Due from Broker	150,118
Securities	26,541
	$1,257,584

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Due to Broker	$ 761
Short Securities	5,200
Taxes Payable	102,955
Accrued Expenses	143,693
Total Liabilities	252,609

Stockholders' Equity:

Common Stock - no par value: 200 shares authorized, 70 shares issued and outstanding	30,000
Paid-In Capital	480,000
Retained Earnings	494,975
	1,004,975
	$1,257,584

"See Accompanying Notes and Accountants' Report"

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2004

Revenue:	
Commissions	$1,735,843
Other Income	252,017
	1,987,860
Expenses	1,738,234
Income before Income Taxes	249,626
Income Taxes:	
Federal Income Tax	63,139
New York State & City	41,679
	104,818
Net Profit (Loss)	144,808
Retained Earnings - Beginning of the year	350,167
Retained Earnings - End of the year	$ 494,975

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:	
Net Income	$144,808
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	137,292
Increase (Decrease)in Due to Broker	(101,475)
Decrease in Prepaid Taxes	822
(Decrease)Increase in Taxes Payable	95,430
Increase(Decrease) in Accrued Expenses	79,479
Net cash used for operating activities	356,356
Cash Flows from Investing Activities:	
Sales of Securities	3,235
Net cash provided by (used for)investing activities	3,235
Net increase in cash	359,591
Cash at beginning of year	721,334
Cash at end of year	$1,080,925

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid In Capital	Retained Earnings
Balance at January 1, 2004	$ 30,000	$480,000	$350,167
Net Income	-	-	144,808
Balance at December 31, 2004	$ 30,000	$480,000	$494,975

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Note 1 - ORGANIZATION: Aufhauser Securities Inc. (the Company) is a Broker/Dealer. It is owned by its President, Keith Aufhauser.

Note 2 - SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

The Company clears its customer accounts through another member broker.

Income taxes are provided for in the period in which the related transactions enter into the determination of net income.

Securities are carried at market value.

Note 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission and National Futures Association's Uniform Net Capital Rule. Under these rules, the minimum net capital requirement is $250,000. At December 31, 2004 the Company's Net Capital was $731,376 in excess of the required Net Capital.

Note 4 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker dated January 15, 1996, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

SUPPLEMENTARY INFORMATION

EXPENSES

YEAR ENDED DECEMBER 31, 2004

Clearing Charges	$ 299,800
Salaries	733,851
Regulatory Fees	14,326
Operations	690,257
	$1,738,234

"See Accompanying Notes and Accountants' Report"

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2004

1.	Total Ownership Equity	$1,004,975
2.	Less: Non Allowable Assets	-
		1,004,975
3.	Add: Subordinated Liabilities	-
		1,004,975
4.	Less: Haircuts on Securities	23,599
5.	Net Capital	$ 981,376

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

YEAR ENDED DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum Net Capital required - (6 2/3% Aggregate Indebtedness)	$ 16,503
2.	Minimum Dollar Net Capital Requirement computed in accordance with SEC rules	250,000
3.	Net Capital Requirement	250,000
4.	Net Capital	981,376
5.	Excess Net Capital	$731,376

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total Liabilities	$252,609
7.	Non Aggregate Indebtedness Liabilities	5,200
		$247,409

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2004

Audited Net Capital	$981,376	
Net Capital per Focus Part IIA	$971,596	
Difference		9,780
Reverse old Outstanding check	$ 2,178	
Reduction in Accrued Expenses	4,935	
Tax Accrual	2,710	
Additional Haircut	(43)	
	$ 9,780	

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 25,2005

Aufhauser Securities Inc.
New York, New York

Gentlemen:

I have examined the Financial Report of Aufhauser Securities Inc. as required by the Commodities Futures Trading Commission regulations as of December 31, 2004 and have issued a report thereon dated February 25, 2005. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2004 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Regulation 1.16 of the Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

Aufhauser Securities Inc.
February 25,2005
Page 2

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY
Certified Public Accountant
Deer Park, New York
February 25, 2005